Exhibit (e)(5)(D)

PERMANENT EMPLOYMENT CONTRACT

BETWEEN:

SEQUANS COMMUNICATIONS Société Anonyme, with share capital of €431,246.44, registered with the Nanterre Trade and Companies Registry under number 450 249 677, headquartered at Bâtiment CitiCenter, 19 Le Parvis de la Défense, 92073 Paris La Défense Cedex, represented by Mr. Georges Karam, Chief Executive Officer, duly authorized hereunder (hereinafter referred to as “the Company”)

ON THE ONE HAND;

AND:

Ms. Deborah Choate, social security number [***],

residing at [***].

(hereinafter referred to as “the Employee”)

ON THE OTHER HAND,

IT HAS BEEN AGREED AS FOLLOWS:

1.	HIRING

As of July 2, 2007, the Company hires the Employee as Administrative and Financial Director, executive, position IIC, coefficient 240, subject to the results of the hiring medical examination.

The Employee accepts this position and declares that he/she is free of any commitment to his/her previous employer(s).

2.	APPLICABLE LAW AND COLLECTIVE AGREEMENT

This contract is governed by French law and by the provisions of the collective bargaining agreement applicable to the Company’s activity, the “Ingénieurs et Cadres de la Métallurgie” collective bargaining agreement.

3.	CONTRACT DURATION

This contract, concluded for an indefinite period, will only become definitive at the end of a 3-month trial period, renewable once with the employee’s agreement for an equal duration. During this period, either party may terminate the contract without cause or compensation.

4.	DUTIES

The Employee will perform the duties of Administrative and Financial Director.

Its duties will include the following:

•	Manage the Company’s financial operations while ensuring compliance with regulations and legal obligations

•	Develop, optimize and implement the Company’s financial strategy

•	Manage the Company’s information system and IT network

•	Take charge of administrative and human resources functions

•	Actively participate in the development and execution of the Company’s strategy as a member of the management team.

The Employee shall have full latitude to carry out his duties, subject however to the instructions given by his line manager Mr. Georges KARAM and his successors, and provided that the work is completed within the allotted time.

The Employee acknowledges that, barring unforeseeable circumstances, the mission entrusted to him is entirely feasible within the framework of the fixed price set by article 7 of the present contract.

The Employee undertakes to devote himself/herself full-time to the Company and not to undertake any other professional, commercial or industrial activity without the Company’s prior written consent.

5.	PLACE OF WORK / MOBILITY CLAUSE

The Employee’s duties will be carried out mainly at the company’s premises in the Paris region.

In the course of his duties, the Employee will be required to travel regularly in France and abroad.

6.	REMUNERATION

In consideration for the performance of the above-mentioned duties, the Employee will receive a gross annual compensation of 180,000 euros, payable in 12 monthly instalments.

In addition, the Employee will receive a performance bonus of up to 20% of base remuneration, payable quarterly on the basis of achievement of the Company’s operating targets and results.

7.	WORKING HOURS AND PAID LEAVE

As the Employee belongs to the category of managerial staff referred to in article L.212-15-3, I of the French Labor Code, it is agreed, in view of the total autonomy which the Employee will enjoy in his activity, that the above-mentioned fixed remuneration is established on the basis of an annual package of 218 working days in accordance with the provisions of the collective bargaining agreement and the law (article L. 212-15-3, III of the French Labor Code).

Given the Employee’s autonomy in the organization of his or her working time, the Employee undertakes to respect, in all circumstances, the minimum daily rest period of 11 consecutive hours and the weekly rest period.

The terms of application of the present package are defined by the provisions of the applicable collective bargaining agreement. The Employee hereby declares that he/she is aware of these provisions.

The Employee is entitled to 2.5 days paid vacation per month of actual work, up to a maximum of 30 working days per year. The Employee will also benefit from additional paid seniority leave in accordance with the applicable collective bargaining agreement. Vacation dates are determined by agreement between the parties and according to the Company’s operating requirements.

8.	BUSINESS EXPENSES

The Employee will be reimbursed on a monthly basis for expenses incurred in the performance of his employment contract, in accordance with the rules in force within the Company.

9.	ILLNESS AND ACCIDENT

The Employee shall inform the Company of any event preventing him/her from fulfilling his/her professional obligations. In the event of illness, the Employee must provide a medical certificate within three days of stopping work.

In the event of temporary incapacity for work due to illness or accident, the Employee will be compensated under the conditions determined by law.

10.	SOCIAL BENEFITS

The Employee will be affiliated to the pension and provident schemes to which the Company has subscribed for its personnel. More generally, he will benefit from the social advantages granted by the Company to the professional category to which he belongs.

11.	COMPUTING

The Employee undertakes to comply with the provisions of the French Data Protection Act of January 6, 1978 if he/she has access to personal information.

In addition, when using the software provided by the Company, the Employee undertakes not to engage in illegal or illicit activities on the Internet and not to use the equipment for profit.

12.	PRIVACY

12.1	Company information

During and at the end of the present contract, the Employee undertakes not to reveal to anyone, nor to use on his own behalf or on behalf of anyone else, any confidential information, in any form whatsoever, of which he may have become aware in the course of his duties, whether such information relates to the Company’s activities, scientific information, technical data, trade secrets, know-how, organization, inventions, marketing, finances, corporate strategy, development, existing or future contracts, customers, business partners or, more generally, the current or future business of the Company or the companies in the group to which the Company belongs.

12.2	Information from previous employer

During the term of this contract, the Employee undertakes not to use or disclose improperly any information or trade secrets belonging to his previous employer, a competing employer or any other natural or legal person, and not to bring onto the Company’s premises any unpublished documents or proprietary information belonging to such employers, natural or legal persons unless they have given their written consent.

12.3	Information belonging to third parties

The Employee acknowledges that the Company has received and will receive in the future confidential information belonging to third parties, subject to the Company respecting its confidentiality and using it only for certain purposes in certain limited cases. The Employee agrees to keep all such information confidential, not to disclose it to any person or company, and to use it only to the extent necessary to perform his or her work for the Company, in accordance with the agreement between the Company and the third party owner of such confidential information.

13.	INVENTIONS

13.1	Inventions

In accordance with the provisions of article L. 611-7 of the French Intellectual Property Code, inventions made by the Employee in the performance either of his or her employment contract including an inventive mission, or of studies and research explicitly entrusted to him or her, belong to the Company. The Employee who is the author of such an invention will be compensated in accordance with the legal and contractual provisions in force.

All other inventions belong to the Employee. However, when an invention is made by the Employee either in the performance of his or her duties not involving an inventive assignment, or in the field of the Company’s activities, or through the knowledge or use of techniques or means specific to the Company or of data provided by it, the Company has the right, under the conditions and within the time limits laid down by law, to obtain ownership or enjoyment of all or part of the rights attached to the patent protecting the Employee’s invention.

The price paid to the Employee for the inventions mentioned in paragraph 2 will be set by mutual agreement between the parties or in accordance with the provisions of article L. 611-7 paragraph 2 of the French Intellectual Property Code.

The Employee and the Company will comply with the requirements of paragraph 3 of the aforementioned article L. 611-7.

13.2	Disclosure of information

Subject to the provisions of Article 13.1, the Employee agrees to disclose to the Company promptly and in full in writing all inventions and original works of which he is the author, as well as developments, concepts, improvements, trade secrets, whether patentable or not, registered as patents, copyrights or other similar rights, which he may conceive, develop or put into practice alone or jointly, or cause to be conceived, developed or put into practice during the term of his employment with the Company.

13.3	Assistance from the Company

The Employee agrees to assist the Company or its representative in protecting by any means the Company’s rights relating to inventions, copyrights, patents, semi-conductor topography or any other intellectual property rights, in any country. Expenses incurred by the Employee in connection with such assistance will be borne by the Company.

During and at the end of this commitment, the Employee undertakes not to reveal to anyone, nor to use for his own account or for the account of others, any confidential information, in any form whatsoever, of which he may have become aware in the course of his duties, relating to the Company’s activities, organization, finances, the Company’s strategy and development, existing or future contracts, customers, business partners or, more generally, the current or future business of the Company and the companies in the group to which the Company belongs, with the exception of information in the public domain.

14.	INTELLECTUAL PROPERTY

Given the Company’s activity and the Employee’s position, works created on the Company’s initiative and under its direction are of a collective nature.

The Employee acknowledges in particular that his personal contribution to the elaboration of the works created within the framework of his employment contract, are part of the whole in view of which the work is created and conceived, without it being possible to attribute to him a distinct right to the whole produced.

Under these conditions, in accordance with article L 113-5 of the French Intellectual Property Code, the collective work thus created will be the sole property of the Company, without the Employee being able to claim any rights whatsoever.

Nevertheless, where necessary, it is expressly agreed that the Employee’s remuneration, as defined in article 6 of the present employment contract, also covers the exclusive transfer to the Company of all intellectual property rights which may be granted to the Employee by the laws and regulations of any country on all work (drawings, illustrations, creations, models, computer programs, software, etc.) carried out within the framework of the present contract, this transfer taking place as and when the contract is performed.

The rights thus assigned include the right of reproduction, the right of representation and the right of adaptation of the works, in whole or in part, for any purpose whatsoever (commercial, advertising, promotional, educational) by any means whatsoever and on any media known or unknown to date, including:

•

Manuals, catalogs, brochures, leaflets, flyers, posters, advertising or promotional material (including press kits) and, more generally, any printed material of a technical, commercial, advertising or promotional nature,

•	Consumer and trade press, electronic press,

•	In-house training and marketing materials in all forms (print, audio-visual, electronic, multimedia),

•	CD ROM, CDI, DVD or other off-line media, computer screens, electronic networks such as the Internet and Intranet, telematic networks.

The right of adaptation granted to the Company includes the right to carry out or have carried out by any third party of its choice, on all or part of the works, any modification or transformation, translation into any language, association or integration with other creations.

The rights of reproduction, representation and adaptation of the works are assigned for the entire period of validity of the said rights and for the whole world.

The Employee guarantees the Company peaceful enjoyment of the rights assigned.

In this respect, the Employee undertakes to intervene against any claim made by a third party for any reason whatsoever, notwithstanding the assumption of all damages suffered by the Company.

15.	TERMINATION OF EMPLOYMENT CONTRACT

15.1	Notice of termination

Except in cases of gross and serious misconduct (faute grave et faute lourde), the parties must respect the notice period laid down in the applicable collective bargaining agreement.

15.2	Return of goods belonging to the Company

In the event of termination of this contract, for any reason whatsoever, the Employee must immediately remit to the Company’.

•

any record, document, or disk in his possession, containing any type of information, business secrets of any nature whatsoever relating to the Company’s activities and shall not retain copies of such recordings, documents or disks;

•	any other property of the Company.

16.	NON-COMPETITION CLAUSE

The Company’s purpose is to “design, develop and market all products and/or services related to wired, optical and/or radio communication network systems”, as well as related consulting and training activities.

More specifically, the Company’s mission is to develop and market worldwide “System-on-Chip” solutions for broadband fi1 less communication network systems based on the WiMAX/IEEE 802.16 standard.

This highly technological activity is part of a new and fast-developing sector, characterized by the small number of operators, the emerging and highly competitive nature of the market, and its global dimension, with potential suppliers and customers located on the European, Asian and American continents.

The Company’s added value lies essentially in the possession and preservation of its own know-how and a wealth of confidential information, both technological and commercial.

As the Employee’s duties give him/her privileged access to all the Company’s know-how and strategic confidential information, in a highly competitive environment, the protection of the Company’s legitimate interests justifies that in the event of termination of his/her activity, for whatever reason, the Employee shall refrain, from the date of such cessation, from carrying on, in any form whatsoever, directly or indirectly, whether as an employee or not, any activity in the field of software and semiconductors compatible with WiMAX standard broadband and fi1 less communication networks.

This prohibition of competition will apply for a period of (12) twelve months from the date of the Employee’s cessation of activity, and will apply in the following territories: France, the European Union, Switzerland, Asia and North America (USA and Canada).

This non-competition obligation will be remunerated in accordance with the provisions of article 28 of the applicable collective bargaining agreement.

The Company may waive this non-competition clause by registered letter with acknowledgement of receipt within eight (8) days of notification of the termination of the employment contract.

17.	NON-SOLICITATION CLAUSE

For a period of one (1) year following the termination of the Employee’s employment contract, the Employee undertakes not to solicit or recruit Company employees hired in the 12 months preceding the termination of his or her employment contract.

Signed in duplicate,

Signed at La Défense, July 2, 2007

/s/ Deborah Choate	/s/ Georges Karam
Deborah Choate	For the Company Georges Karam Chief Executive Officer

AGREEMENT No. 1 TO PERMANENT EMPLOYMENT CONTRACT

DATE: July 2, 2007

BETWEEN:

SEQUANS COMMUNICATIONS Société Anonyme, with share capital of 557,099.26 Euros, registered with the Nanterre Trade and Companies Registry under number 450 249 677 00029, having its registered office at Bâtiment CitiCenter, 19 Le Parvis de la Défense, 92073 Paris La Défense Cedex, represented by Mr. Georges KARAM, Chief Executive Officer, duly empowered hereunder. (hereinafter referred to as “the Company”)

AND:

Ms. Deborah CHOATE

residing at [***]

(hereinafter referred to as “the Employee”)

The parties agree that the Employee has significant responsibilities involving a large degree of independence in the organization of his or her working hours, and therefore falls into the category of senior executive.

In this capacity, and in accordance with the provisions of Article L.3111-2 of the French Labor Code, the Employee is not subject to legislation governing working hours.

In view of his responsibilities and his status as a senior executive, the remuneration paid to the employee is a lump sum.

Signed in duplicate,

Signed at La Défense 16/12/2013

/s/ Deborah Choate	/s/ Georges Karam
Deborah CHOATE	Georges KARAM Chief Executive Officer

AMENDMENT NO. 2 TO THE EMPLOYMENT CONTRACT

BETWEEN :

SEQUANS COMMUNICATIONS Société Anonyme, with share capital of €1,S88,313.28, registered with the Nanterre Trade and Companies Registry under number 450 249 677, having its registered office at 15-55 boulevard Charles de Gaulle, Les Portes de la Défense, 92700 COLOMBES, represented by Mr. Georges Karam, Chief Executive Officer, duly empowered for the purposes hereof.

(hereinafter referred to as “the Company”)

ON THE ONE HAND,

AND:

Mrs. Deborah CHOATE, social security number [***],

residing at [***]

(hereinafter referred to as “the Employee”)

ON THE OTHER HAND,

The parties recall that they entered into a permanent employment contract on July 2, 2007, modified by amendment no. 1 dated December 16, 2013.

The parties hereby mutually agree to modify the employment contract as follows:

Sole article - DUTIES

The Employee is Administrative and Financial Director of the parent company SEQUANS COMMUNICATIONS SA and its subsidiaries.

In this capacity, its responsibilities include the following:

•	Manage the Company’s financial operations while ensuring compliance with regulations and legal obligations

•	Develop, optimize and implement the Company’s financial strategy

•	Manage the Company’s information system and IT network

•	Take charge of administrative and human resources functions

•	Take charge of legal functions (intellectual property, insurance and relations with lawyers)

•	Take charge of the company’s general secretariat, including the management of Board and shareholder meetings and all Board and shareholder documentation.

•	Take charge of the administrative management of free share/stock option plans

•	Actively participate in the development and execution of the Company’s strategy as a member of the management team.

•	Ensure reporting to the stock market authorities in compliance with the regulatory constraints associated with the Company’s listing on the stock market.

1

•	Keep the financial markets informed of developments in the company’s business and financial situation.

The Employee is free to carry out her duties as she sees fit, subject to the instructions given by her line manager, Mr. Georges KARAM and his successors, and provided that the work is completed on time.

The parties agree that the clauses of the initial employment contract and its amendment no. 1 that are not contrary to the present amendment remain unchanged and will continue to be effective.

Done in Colombes,

July 24, 2017

/s/ Georges Karam	/s/ Deborah Choate

For SEQUANS COMMUNICATIONS SA Mr. Georges KARAM	Ms. Deborah CHOATE

2

AMENDMENT TO PERMANENT EMPLOYMENT CONTRACT

BETWEEN:

SEQUANS COMMUNICATIONS Société Anonyme, with a share capital of 1,911,359.30 Euros, registered with the Registre du Commei’ce et des Sociétés de Nanterie under number 450 249 677 00037, having its registered office at Bâtiment Les Portes de la Défense, 15-55 boulevard Charles de Gaulle, 92700 Colombes, represented by Mrs. Deborah CHOATE, Chief Financial & Administrative Officer, duly authorized hereunder

(hereinafter referred to as “the Company”)

ON ONE SIDE,

AND:

Ms. Deborah CHOATE

social security number [***]

Residing [***]

(hereinafter referred to as “the Employee”)

IT HAS BEEN AGREED AS FOLLOWS:

By means of this amendment, the parties have agreed to modify the structure and amount of the remuneration provided for in the contract, by increasing the fixed remuneration and modifying the amount and frequency of the variable remuneration.

This modification will be effective, retroactively, on July 1st 2022.

The provisions of article 6 of the employment contract are therefore amended and replaced by the following provisions:

The Employee will receive a fixed gross annual remuneration of 246,132 Euros, payable in 12 monthly instalments.

In addition to this fixed remuneration, a performance-related bonus of up to 15% of base remuneration will be payable annually, based on the achievement of operational targets and the Company’s results, as assessed by management during the first quarter of the following year.

The parties agree that the clauses of the initial employment agreement that are not contrary to the present amendment remain unchanged and shall continue to have effect throughout the period of application of this amendment.

Signed in duplicate,

Signed in Colombes on October 17, 2022

/s/ Deborah Choate Deborah CHOATE	/s/ Georges Karam Georges KARAM CEO